Exhibit 99.1

WNS Names Ronald Gillette Chief Operating Officer

NEW YORK, NY and MUMBAI, INDIA, November 18, 2013 —  WNS (Holdings) Limited (WNS) (NYSE:WNS), a leading provider of global Business Process Management (BPM) services, today announced that Ron Gillette has joined the company in the newly created role of Chief Operating Officer (COO) effective November 18, 2013.  Gillette will report to WNS’s Group CEO, Keshav R. Murugesh, and will have direct responsibility for sales, operations and capability creation.  Ron and his family will relocate from Paris, France to Mumbai, India for this strategic position.

“We are pleased to welcome Ron to the WNS team, and believe his unique combination of capability and experience will be a tremendous asset to the company,” said Murugesh.  “His track record of leadership and knowledge of the services space will enable Ron to be a great partner to me and the executive team, helping drive continuous improvement in our core operational areas.  This will allow me to spend more time focusing on strategy, clients and other key stakeholders.”

“I believe that WNS is well-positioned for continued success in the global BPM space,” said Gillette.  “I am excited to join WNS at this important juncture in the company’s evolution, and look forward to working with Keshav and the entire WNS team to help define the company’s future, drive operational excellence, and accelerate business momentum.”

Prior to joining WNS, Gillette spent six years with ACS and Xerox in both the US and Europe.  Most recently, he was the Group President, Xerox Business Services in Europe with responsibility for all Banking and Insurance services, and previously led its global Finance and Accounting Outsourcing (FAO) business.  Before joining ACS, Gillette was a senior partner at Accenture, responsible for growing their business process outsourcing (BPO) practice, including F&A and procurement outsourcing.  Prior to Accenture, he was a managing partner at Deloitte Consulting, where he built and led the company’s global outsourcing practice, creating a worldwide network of delivery centers that provide applications and BPO services.  He was also a partner at Ernst & Young, spearheading their outsourcing efforts with a focus on technology, business process, and applications, and served as managing director for EDS in Russia and Eastern Europe.

Gillette has a Bachelor of Science degree from the United States Military Academy in West Point, New York, and is also a graduate of the U.S. Army Command & Staff College at Fort Leavenworth, Kansas.  He holds an MBA degree from Marymount University in Arlington, Virginia.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2013, WNS had 26,630 professionals across 32 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey Corporate SVP-Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 david.mackey@wns.com	Archana Raghuram Head — Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 Archana.raghuram@wns.com; pr@wns.com